SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ----------------

                                SCHEDULE 13D
                               (Rule 13d-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 ADVANCEPCS
 ---------------------------------------------------------------------------
                              (Name of Issuer)


              Class A Common Stock, par value $0.01 per share
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 007491103
 ---------------------------------------------------------------------------
                               (CUSIP Number)

                              Elliot S. Gerson
                            Rite Aid Corporation
                               30 Hunter Lane
                            Camp Hill, PA 17011


                                717-761-2633
 ---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              December 7, 2000
 ---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].



     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


1.  Names of Reporting Persons.
    S.S. or I.R.S. Identification Nos. of Above Persons:

    Rite Aid Corporation  23-1614034

2.  Check the Appropriate Box if a Member of a Group*   (a) [ ]
                                                        (b) [X]

3.  SEC Use Only

4.  Source of Funds          OO


5.  Check box if disclosure of legal proceedings is required pursuant to
    Item 2(d) or 2(e)                                      [  ]

6.  Citizenship or Place of Organization:

    Delaware

Number of         7. Sole Voting Power          7,030,000
shares
beneficially      8. Shared Voting Power                0
owned by
each              9. Sole Dispositive Power     7,030,000
reporting
person with      10. Shared Dispositive Power           0

11. Aggregate amount beneficially owned by each reporting person:
    7,030,000

12. Check box if the aggregate amount in row (11) excludes certain shares*
                                                         [  ]

13. Percent of class represented by amount in row (11) 19.3%

14. Type of reporting person: CO




Item 1.  Security and Issuer


        This statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of AdvancePCS, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5215 North O'Connor Boulevard, Suite 1600, Irving, Texas 75039.


Item 2.  Identity and Background

        This statement is being filed by Rite Aid Corporation, a Delaware corporation (the "Reporting Person"). The principal executive offices of the Reporting Person are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011. The principal business of the Reporting Person is the ownership and operation of retail drugstores, which sell prescription drugs and a wide variety of general merchandise. The Reporting Person files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Reference is made to such filings for additional information concerning the Reporting Person.

        (a)-(c); (f) Schedule I hereto sets forth certain information with respect to the directors and executive officers of the Reporting Person.

        (d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

        As consideration for the Issuer's acquisition of PCS Holding Corporation ("PCS") from the Reporting Person, the Issuer has paid or issued to the Reporting Person (i) $675 million in cash, (ii) 125,000 shares of Series A-2 11% Preferred Stock (the "Series A-2 Preferred Stock"), (iii) $200 million aggregate principal amount of unsecured 10 year senior subordinated notes (the "Notes") and (iv) warrants to purchase 780,000 shares of Class A Common Stock (the "Warrants"). The purchase and sale of PCS was consummated on October 2, 2000, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") between the Issuer and the Reporting Person. In connection with such purchase and sale, the Issuer, the Reporting Person, Joseph Littlejohn & Levy Fund III LP ("JLL") and certain other investors (collectively the "JLL Investors") entered into a Stockholders' Agreement (the "Stockholders' Agreement") that contains certain provisions relating to such parties' ownership of the Issuer's stock.


Item 4.  Purpose of Transaction

        As noted in Item 3 above, the Reporting Person acquired the Series A-2 Preferred Stock, the Notes and the Warrants as part of the consideration for the Reporting Person's sale of PCS to the Issuer. The terms of the Series A-2 Preferred Stock are set forth in the Issuer's Second Amended and Restated Certificate of Incorporation (the "Second Amended and Restated Certificate"). The shares of Series A-2 Preferred Stock are convertible into shares of Class B-2 Common Stock (the "Class B-2 Common Stock") of the Issuer. The shares of Class B-2 Common Stock are convertible into shares of Class A Common Stock. The Series A-2 Preferred Stock and the Series A-1 Preferred Stock of the Issuer are collectively referred to herein as the "Series A Preferred Stock." Set forth below is a summary of certain terms of these securities and the agreements entered into in connection with their issuance.

Series A-2 Preferred Stock

        Conversion. The holders of Series A-2 Preferred Stock (the "Series A-2 Holders") may at any time convert the Series A-2 Preferred Stock into Class B-2 Common Stock. If any shares of Series A-2 Preferred Stock are converted, all shares of that series will be automatically converted. Each share of Series A-2 Preferred Stock may be converted into that number of shares of Class B-2 Common Stock determined by dividing $1,000 by the conversion price then in effect (which is initially $20.00 and is subject to certain adjustments).

        Voting Rights. The Series A-2 Preferred Stock does not have any voting rights except as provided by law and except that the Series A-2 Holders may initially elect two directors to the Issuer's board of directors and shall be so entitled until October 2, 2002, and thereafter as long as the number of outstanding shares of Series A-2 Preferred Stock is equal to or greater than 50% of the number of shares of Series A-2 Preferred Stock issued on October 2, 2000 (the "Initial Series A-2 Amount"). If after October 2, 2002 the number of outstanding shares is less than 50% but equal to or greater than 10% of the Initial Series A-2 Amount, the Series A-2 Holders will be entitled to elect only one director. The Series A-2 Holders will not be entitled to elect any directors after October 2, 2002 if the number of outstanding shares of Series A-2 Preferred Stock is less than 10% of the Initial Series A-2 Amount. The directors designated by the Series A-2 Holders are Robert G. Miller and David R. Jessick, each of whom is an executive officer of the Reporting Person.

        Dividends. Any dividend or distribution on shares of the Issuer's common stock will be payable on the Series A-2 Preferred Stock on an "as-if-converted" basis at the time of such dividend or distribution.

        Rank. The Series A-2 Preferred Stock ranks senior in right of payment to all classes of common stock and junior in right of payment to all of the Issuer's other equity securities for purposes of dividends and distributions and upon the Issuer's liquidation, dissolution or winding up.

        Liquidation Rights. In the event of the Issuer's liquidation, dissolution or winding up, the Series A-2 Holders will be entitled to receive the greater of (i) $1,000 per share of Series A-2 Preferred Stock, plus all accrued, unpaid dividends and (ii) the securities and property that would be received upon such liquidation, dissolution or winding up by the holders of the number of shares of common stock issuable upon the conversion of all of the Series A-2 Preferred Stock. A consolidation, merger, recapitalization or sale of all or substantially all of the Issuer's assets will be deemed a liquidation, dissolution or winding up at the election of the holders of a majority of the shares of Series A-2 Preferred Stock.

        Preemptive Rights. The Series A-2 Holders will be offered the right to participate in future issuances of equity securities for cash to enable them to maintain their then current fully diluted percentage ownership of the Issuer.

        Transfers. Shares of Series A-2 Preferred Stock may be transferred only to certain permitted transferees. Permitted transferees of Series A-2 Preferred Stock (the "Permitted Transferees") include the Reporting Person, subsidiaries of the Reporting Person and institutional lenders of the Reporting Person or its subsidiaries acquiring such shares as security for indebtedness.

Stockholders' Agreement

        Standstill. Until October 2, 2004, the Reporting Person and the Permitted Transferees are subject to standstill provisions, prohibiting them from, among other things, purchasing additional shares of common stock resulting in an increase in such holders' ownership percentage of the Issuer, participating in proxy contests and making any public announcement or proposal, or soliciting a third party to do the same, with respect to a merger, sale or other corporate transaction that would result in a change of control of the Issuer. This standstill covenant terminates:

o if the Issuer's board of directors approves a transaction resulting in the acquisition by any person or group (other than the persons and entities subject to the standstill) of beneficial ownership of 35% of the Issuer's common stock, determined on a fully diluted basis;

o       upon a merger of the Issuer;

o upon a transfer of all or substantially all of the Issuer's properties or assets;

o upon any person or group becoming the beneficial owner of more than 35% of the Issuer's common stock, determined on a fully diluted basis (provided that such 35% shall be increased by any shares transferred by the persons and entities subject to the standstill to an acquiror after it has announced an intention to engage in any of the transactions reportable under Item 4 of Schedule 13D); and

o if the amount of shares held by the Reporting Person and certain other investors represents less than 10% of all shares initially issued to these parties pursuant to the PCS transaction.

        Registration Rights. The Series A-2 Holders and the holders of any Class A Common Stock issued upon conversion of the Class B-2 Common Stock have registration rights as set forth below.

o The Series A-2 Holders will have unlimited piggyback registration rights.

o The holders of the Class A Common Stock issuable upon conversion of the Class B-2 Common Stock have two demand registration rights and unlimited piggyback registration rights. The request for registration may be submitted on or after April 2, 2001.

Class B-2 Common Stock

        Voting Rights. The Class B-2 Common Stock will vote as a single class with the Class B-1 Common Stock of the Issuer (the "Class B-1 Common Stock") and the Class A Common Stock on an "as-if-converted" basis, except for the election of directors. Further, the approval of the holders of at least two-thirds of the then outstanding shares of the Class B-1 Common Stock and the Class B-2 Common Stock (collectively, the "Class B Common Stock"), voting or consenting separately as a single class, is required before the Issuer can take certain actions, including:

o amending or repealing the Issuer's certificate of incorporation or bylaws to adversely affect the rights of the Class B Common Stock;

o       incurring certain indebtedness;

o voluntarily filing for bankruptcy, liquidation, dissolution or winding up of the Issuer;

o increasing the number of directors on the board of directors to more than 11, unless such increase is allowed pursuant to the Second Amended and Restated Certificate or the certificate of designation of the Series A Preferred Stock;

o having fewer than three of the Issuer's employees or officers serve as directors on the board of directors; and

o entering into any agreement with an affiliate involving amounts in excess of $5 million.

In addition, provided the number of outstanding shares of Class B Common Stock plus the number of shares of Class B Common Stock issuable upon conversion of the Series A Preferred Stock (the "Current Class B Amount") is equal to or greater than 25% of the total number of shares of Class B Common Stock that would have been issuable to the Reporting Person and the JLL Investors on October 2, 2000 had the Series A and Series B Preferred Stock of the Issuer been convertible into Class B Common Stock on such date (the "Initial Class B Amount") and greater than 5% of the total issued and outstanding shares of common stock, the Issuer may not, without the approval of at least two-thirds of the then outstanding shares of Class B Common Stock voting or consenting separately as a single class, undertake, effect or consummate any merger, consolidation, other business combination or any sale of all or substantially all of the Issuer's assets or other transaction through which the Issuer causes a change in control of the Issuer to be effected.


        Voluntary Conversion of Class B-2 Common Stock into Class A Common Stock. The holders of Class B-2 Common Stock may, at any time and from time to time, convert any or all outstanding shares of Class B-2 Common Stock into shares of Class A Common Stock on a one-for-one basis, subject to certain adjustments.

        Automatic Conversion of Class B-2 Common Stock into Class A Common Stock. Upon the occurrence of any transfer not permitted under the Second Amended and Restated Certificate, the shares of Class B-2 Common Stock being transferred will automatically convert into shares of Class A Common Stock. In addition, all outstanding shares of Class B Common Stock will automatically convert into shares of Class A Common Stock if the Current Class B Amount is less than certain specified amounts.

        Preemptive Rights. The holders of Class B-2 Common Stock will be offered the right to participate in future issuances of equity securities for cash, subject to certain exceptions, to enable them to maintain their then current fully diluted percentage ownership of the Company.

        Board of Directors. The holders of Class B-2 Common Stock may initially designate two Class B-2 Directors to the Issuer's board of directors. If at any time after October 2, 2002, the number of shares of Class B-2 Common
Stock outstanding or, if Series A-2 Preferred Stock is outstanding, the number of shares of Class B-2 Common Stock issuable upon conversion of the Series A-2 Preferred Stock (the "Current Class B-2 Amount") represents less than 50% of the number of shares issuable upon the conversion of the 125,000 shares of Series A-2 Preferred Stock (the "Initial Class B-2
Amount"), then the holders of Class B-2 Common Stock will be entitled to elect only one director. The holders of Class B-2 Common Stock will not be entitled to elect any directors if the Current Class B-2 Amount is less than 10% of the Initial Class B-2 Amount.

The Notes

        The Notes, which were issued pursuant to an Indenture dated as of October 2, 2000 among the Issuer, various guarantors and U.S. Trust Company of Texas, N.A. (the "Indenture"), bear interest at the rate of 11% per annum for the first 18 months after their date of issuance, 12% for the next six months and 13% thereafter until maturity. The Warrants are attached to the Notes and are not exercisable prior to October 2, 2002. Once exercisable, they will be transferable separately from the Notes and entitle the holders collectively to purchase, for $20 per share, 780,000 shares of Class A Common Stock (subject to adjustment for certain dilutive events). The Notes may be prepaid by the Issuer at any time; however, if less than the entire outstanding principal amount is prepaid not more than an aggregate of $75 million principal amount may be prepaid from the date of issuance. Upon any prepayment prior to October 2, 2002, a ratable portion of the Warrants attached to the Notes will expire. The Reporting Person has certain registration rights with respect to the Notes, the Warrants and the Class A Common Stock issuable upon exercise of the Warrants pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer.

        The foregoing summary is qualified in its entirety by the text of the Stock Purchase Agreement, the Second Amended and Restated Certificate, the Stockholders' Agreement, the Indenture, the Warrants and the Registration Rights Agreement filed as exhibits to this statement.

        Subject to the limitations set forth in the Stockholders' Agreement and the Second Amended and Restated Certificate, the Reporting Person may sell some or all of its securities of the Issuer in the open market or in privately-negotiated transactions, depending on the Reporting Person's evaluation of its and the Issuer's business, prospects and financial condition, general economic and market conditions, and future developments.
In this regard, pursuant to the terms of the Registration Rights Agreement, the Issuer has filed a shelf registration statement relating to the Notes and the Warrants, and the Reporting Person is evaluating its alternatives with respect to the possible disposition of such securities.

        Except as set forth in this statement, neither the Reporting Person nor, to the Reporting Person's knowledge, any of its directors or executive officers, has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer

        (a) By virtue of its ownership of 125,000 shares of Series A-2 Preferred Stock and Warrants to purchase 780,000 shares of Class A Common Stock, the Reporting Person may be deemed to beneficially own a total of 7,030,000 shares of Class A Common Stock, representing approximately 19.3% of the shares of Class A Common Stock that would be outstanding assuming the conversion of all of the Series A-2 Preferred Stock and the exercise of all of the Warrants. Robert G. Miller and David R. Jessick, each of whom is an executive officer of the Reporting Person, were among the JLL Investors who purchased securities of the Issuer at the time of the sale of PCS to the Issuer. As a result, each of Messrs. Miller and Jessick owns 44 shares of Series A-1 Preferred Stock and 2800 shares of Class B-1 Common Stock. The total purchase price paid by each individual was $100,000.

        (b) The Reporting Person and Messrs. Miller and Jessick have sole voting and dispositive power with respect to the respective securities of the Issuer held by them.

        (c) Other than the transactions described in Item 4, no other transactions in shares of Class A Common Stock by the Reporting Person or, to the Reporting Person's knowledge, any of its directors or executive officers, were effected during the sixty days prior to the date of this statement.

        (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

        The responses to Items 3 and 4 are incorporated herein by reference. All of the securities of the Issuer held by the Reporting Person have been pledged to secure the Reporting Person's obligations under certain of its credit facilities. The Reporting Person is required to use any net proceeds from any sale of such securities to repay the then outstanding balance of such credit facilities. Additional information concerning the Reporting Person's credit facilities is contained in the Reporting Person's filings with the Securities and Exchange Commission.

        Except as set forth in this statement, neither the Reporting Person nor, to its knowledge, any of its directors or executive officers, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits

Exhibit 1 Stock Purchase Agreement dated as of July 11, 2000 between the Issuer and the Reporting Person (filed as Exhibit 2.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on July 31, 2000 and incorporated herein by reference)

Exhibit 2 Second Amended and Restated Certificate of Incorporation of the Issuer (filed as Exhibit 99.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 11, 2000 and incorporated herein by reference)

Exhibit 3 Stockholders' Agreement dated as of October 2, 2000 among the Issuer, the Reporting Person and the JLL Investors (filed as
           Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 16, 2000 and incorporated herein by reference)

Exhibit 4 Registration Rights Agreement dated as of October 2, 2000 among the Issuer, the Reporting Person and the other parties named therein (filed as Exhibit 10.2 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 16, 2000 and incorporated herein by reference)

Exhibit 5 Warrant dated as of October 2, 2000 issued to the Reporting Person (filed as Exhibit 10.3 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 16, 2000 and incorporated herein by reference)

Exhibit 6 Indenture dated as of October 2, 2000 among the Issuer and the other parties named therein (filed as Exhibit 10.5 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 16, 2000 and incorporated herein by reference)


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Rite Aid Corporation is true, complete and correct.

                                   January 4, 2001

                                   Rite Aid Corporation

                                   By /s/ Elliot S. Gerson
                                      _________________________________
                                      Name:  Elliot S. Gerson
                                      Title: Senior Executive Vice President
                                             and General Counsel

                                 SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF RITE AID CORPORATION


           The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Rite Aid Corporation is set forth below. If no business address is given, the director's or officer's address is Rite Aid Corporation, 30 Hunter Lane, Camp Hill, Pennsylvania 17011.


                            RITE AID CORPORATION

Name and Position
(if different from
Principal Occupation            Present Principal Occupation or
or Employment)                  Employment and Address
-------------------------       ---------------------------------------

Robert G. Miller                Director, Chairman of the Board and Chief
                                Executive Officer of Rite Aid Corporation

Mary F. Sammons                 Director, President and Chief Operating Officer
                                of Rite Aid Corporation

David R. Jessick                Senior Executive Vice President and Chief
                                Administrative Officer of Rite Aid Corporation

Elliot S. Gerson                Senior Executive Vice President and General
                                Counsel of Rite Aid Corporation

John T. Standley                Senior Executive Vice President and Chief
                                Financial Officer of Rite Aid Corporation

James P. Mastrian               Senior Executive Vice President - Marketing
                                and Logistics of Rite Aid Corporation

Christopher Hall                Senior Vice President and Chief Accounting
                                Officer of Rite Aid Corporation

William J. Bratton              President, The Bratton Group, LLC, which
Director                        provides criminal justice consulting services
                                900 Third Avenue
                                New York, NY 10022

Alfred M. Gleason               Self-Employed Consultant
Director                        P.O. Box 446
                                Depoe Bay, OR 97341

Alex Grass                      Chief Executive Officer of Fleer/Skybox
Director                        International, L.P., which manufactures and
                                sells trading cards
                                1120 Route 73 South, Suite 300
                                Mount Laurel, NJ 08054

Leonard I. Green                Executive Officer of Leonard Green &
Director                        Partners, L.P., a merchant banking firm
                                11111 Santa Monica Boulevard, Suite 2000
                                Los Angeles, CA 90025

Nancy A. Lieberman              Partner at Skadden, Arps, Slate, Meagher &
Director                        Flom LLP, a law firm
                                4 Times Square, New York, NY 10036-6522


Stuart M. Sloan                 Principal of Sloan Capital Companies, a
Director                        private investment company
                                1301 Fifth Avenue, Suite 3000
                                Seattle, WA 98101

Jonathan D. Sokoloff            Executive Officer of Leonard Green &
Director                        Partners, L.P., a merchant banking firm
                                11111 Santa Monica Boulevard, Suite 2000
                                Los Angeles, CA 90025

Leonard N. Stern                Chairman of the Board and Chief Executive
Director                        Officer of the Hartz Group, Inc., which is
                                engaged in various businesses including pet supplies, hotels, real estate development and investing
                                667 Madison Ave, 24th Floor
                                New York, NY 10021

Gerald Tsai, Jr.                Chairman of Satmark Media Group, an ATM
Director                        advertising company
                                200 Park Avenue
                                Suite 4522
                                New York, NY 10166